UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

AND FOR THE SIX AND THREE-MONTH PERIODS THEN ENDED

PRESENTED ON COMPARATIVE BASIS

(In millions of U.S. dollar (“US$”))

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCBA	Buenos Aires Stock Exchange
BCRA	Argentina’s Central Bank
BBL	Barrel
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de Inversiones de Energía S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CPB	Piedra Buena thermal power plant
CPI	Consumer's price index
CSJN	Argentina’ Supreme Court of Justice
CTB	CT Barragán S.A
CTEB	Ensenada Barragán thermal power plant
CTG	Güemes thermal power plant
CTGEBA	Genelba thermal power plant
CTIW	Ingeniero White thermal power plant
CTLL	Loma La Lata thermal power plant
CTPP	Parque Pilar thermal power plant
EISA	Energía Inversora S.A.
ENARGAS	National Regulatory Authority of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
ENReGE	National Regulatory Authority of Gas and Electricity (formerly ENARGAS and ENRE)
FEPASAU	Fértil Pampa S.A.U.
FTR	Five-Year Tariff Review
GASA	Generación Argentina S.A.
HIDISA	Hidroeléctrica Diamante S.A.

1

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Censuses
IPIM	Wholesale Domestic Price Index
LNG	Liquefied Natural Gas
m3	Cubic meters
MAT	WEM’s Forward Market
MECON	Ministry of Economy of Argentina
MEyM	Ministry of Energy and Mining
MLC	Foreign Exchange Market
MW	Megawatt
MWh	Megawatt/hour
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
Oldelval	Oleoductos del Valle S.A.
OPGSA	Operaciones de Petróleo y Gas S.A. (formerly Autotrol Renovables S.A.)
PB18	Pampa Bloque 18 S.A.
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.p.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PGSM	Complejo Puerto General San Martín
PISA	Pampa Inversiones S.A.
POSA	Petrobras Operaciones S.A.
RDA	Rincón de Aranda
RIGI	Incentive Regime for Large Investments

2

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SE	Secretary of Energy
SESA	Southern Energy S.A.
SMP	San Matías Pipeline S.A.
SPV	Simple Proyect Vehicle
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Tn/d	Tons per day
Tn/y	Tons per year
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
VAR	Vientos de Arauco Renovables S.A.U.
VMOS	VMOS S.A.
WEM	Wholesale Electricity Market
$	Argentine Pesos

3

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the six and three-month periods ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

		Six-month period at		Three-month period at
	Note	06.30.2026	06.30.2025	06.30.2026	06.30.2025

Revenue	8	1,319	900	746	486
Cost of sales	9	(862)	(625)	(482)	(340)
Gross profit		457	275	264	146

Selling expenses	10.1	(56)	(43)	(30)	(22)
Administrative expenses	10.2	(91)	(84)	(47)	(41)
Other operating income	10.3	28	53	19	21
Other operating expenses	10.3	(37)	(40)	(18)	(18)
Impairment of intangible assets and inventories		(2)	(1)	(1)	(1)
Recovery of impairment (Impairment) of financial assets		2	(2)	3	(2)
Share of profit from associates and joint ventures	5.1.2	148	76	81	30
Operating income		449	234	271	113

Financial income	10.4	7	35	3	2
Financial costs	10.4	(87)	(99)	(48)	(58)
Other financial results	10.4	22	122	15	85
Financial results, net		(58)	58	(30)	29
Profit before income tax		391	292	241	142
Income tax	10.5	(1)	(99)	(67)	(103)
Profit of the period		390	193	174	39

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		71	(5)	(3)	(22)
Items that may be reclassified to profit or loss
Derivatives (1)		(109)	23	122	23
Income tax		38	(8)	(43)	(8)
Exchange differences on translation		44	(3)	-	(19)
Other comprehensive income (loss) of the period		44	7	76	(26)
Total comprehensive income of the period		434	200	250	13

(1)	See Note 12.7

4

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the six and three-month periods ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

		Six-month period at		Three-month period at
	Note	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Total profit (loss) of the period attributable to:

Owners of the company		386	193	172	40
Non-controlling interest		4	-	2	(1)
		390	193	174	39

Total comprehensive income (loss) of the period attributable to:

Owners of the Company		430	200	248	14
Non-controlling interest		4	-	2	(1)
		434	200	250	13

Earnings per share attributable to equity holders of the Company:
Total basic and diluted earning per share	13.2	0.29	0.14	0.13	0.03

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

5

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Note	06.30.2026	12.31.2025
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	3,479	3,303
Intangible assets	11.2	87	89
Right-of-use assets		24	36
Deferred tax asset	11.3	182	43
Investments in associates and joint ventures	5.1.2	1,354	1,059
Financial assets at fair value through profit and loss	12.1	33	33
Trade and other receivables	12.2	78	43
Total non-current assets		5,237	4,606

CURRENT ASSETS
Inventories	11.4	283	231
Financial assets at fair value through profit and loss	12.1	302	366
Derivatives		-	52
Trade and other receivables	12.2	948	614
Cash and cash equivalents	12.3	979	725
Total current assets		2,512	1,988
Total assets		7,749	6,594

6

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Note	06.30.2026	12.31.2025
SHAREHOLDERS´ EQUITY
Share capital		35	36
Share capital adjustment		189	191
Share premium		517	516
Treasury shares adjustment		1	1
Treasury shares cost		(6)	(54)
Legal reserve		44	44
Voluntary reserve		2,707	2,399
Other reserves		(13)	(12)
Other comprehensive income		97	124
Retained earnings		456	351
Equity attributable to owners of the company		4,027	3,596
Non-controlling interest		13	9
Total equity		4,040	3,605

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	73	100
Income tax and minimum notional income tax provision	11.6	28	26
Deferred tax liability	11.3	46	56
Tax liabilities	11.7	202	212
Defined benefit plans		29	26
Borrowings	12.4	2,575	1,844
Trade and other payables	12.5	66	86
Total non-current liabilities		3,019	2,350

CURRENT LIABILITIES
Provisions	11.5	13	13
Income tax liability	11.6	124	83
Tax liabilities	11.7	83	56
Defined benefit plans		6	6
Salaries and social security payable		26	36
Derivatives		54	-
Borrowings	12.4	25	48
Trade and other payables	12.5	359	397
Total current liabilities		690	639
Total liabilities		3,709	2,989
Total liabilities and equity		7,749	6,594

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

7

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income (loss)	Unappropiated retained earnings	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2024	36	191	516	-	1	(7)	44	1,657	(13)	119	742	3,286	9	3,295
Voluntary reserve constitution	-	-	-	-	-	-	-	742	-	-	(742)	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	(1)	-	-	(1)	-	(1)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	193	193	-	193
Other comprehensive income for the six-month period	-	-	-	-	-	-	-	-	-	12	(5)	7	-	7
Balance as of June 30, 2025	36	191	516	-	1	(7)	44	2,399	(14)	131	188	3,485	9	3,494
Treasury shares acquisition	-	-	-	-	-	(47)	-	-	-	-	-	(47)	-	(47)
Stock compensation plans	-	-	-	-	-	-	-	-	2	-	-	2	-	2
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Profit for the complementary six-month period	-	-	-	-	-	-	-	-	-	-	184	184	1	185
Other comprehensive loss for the complementary six-month period	-	-	-	-	-	-	-	-	-	(7)	(21)	(28)	-	(28)
Balance as of December 31, 2025	36	191	516	-	1	(54)	44	2,399	(12)	124	351	3,596	9	3,605
Voluntary reserve constitution	-	-	-	-	-	-	-	352	-	-	(352)	-	-	-
Treasury shares acquisition	(1)	(2)	-	1	2	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	(1)	(2)	47	-	(44)	-	-	-	-	-	-
Stock compensation plans	-	-	1	-	-	1	-	-	(1)	-	-	1	-	1
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	386	386	4	390
Other comprehensive (loss) income for the six-month period	-	-	-	-	-	-	-	-	-	(27)	71	44	-	44
Balance as of June 30, 2026	35	189	517	-	1	(6)	44	2,707	(13)	97	456	4,027	13	4,040

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

8

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Note	06.30.2026	06.30.2025
Cash flows from operating activities:
Profit of the period		390	193
Adjustments to reconcile net profit to cash flows from operating activities	14.1	195	163
Changes in operating assets and liabilities	14.2	(604)	(209)
Net cash (used in) generated by operating activities		(19)	147
Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(518)	(444)
Collection for sales of public securities and shares, net		205	316
Subscription of mutual funds, net		(9)	(4)
Capital integration in companies		(30)	(41)
Collection for intangible assets sales		-	3
Dividends collection		1	-
Collection for interests in areas sales		5	2
Net cash used in investing activities		(346)	(168)

Cash flows from financing activities:
Proceeds from borrowings	12.4	732	380
Payment of borrowings		(32)	(108)
Payment of borrowings interests	12.4	(68)	(101)
Repurchase and redemption of corporate bonds	12.4	(2)	(725)
Payments of leases		(11)	(2)
Net cash generated by (used in) financing activities		619	(556)
Increase (Decrease) in cash and cash equivalents		254	(577)

Cash and cash equivalents at the beginning of the year	12.3	725	738
Increase (Decrease) in cash and cash equivalents		254	(577)
Cash and cash equivalents at the end of the period	12.3	979	161

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

9

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS For the six-month period ended June 30, 2026, presented on comparative basis. (In millions of US$ – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company’s principal executive office is located in Maipú 1, Autonomous City of Buenos Aires in Argentina, which participates in the energy sector, mainly in the production of oil and gas and power generation.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, reaching a production level in the six-month period ended June 30, 2026 of 14.0 million m3/day of natural gas and 21.5 thousand bbl/day of oil in 9 productive areas and 2 exploratory areas in Argentina. Its main production blocks are located in the Province of Neuquén. Additionally, the Company participates in SESA, an entity dedicated to natural gas liquefaction.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,472 MW installed capacity as of June 30, 2026, which represents approximately 12% of Argentina’s installed capacity, and being one of the largest independent generators in the country.

In the petrochemicals segment, as of June 30, 2026, the Company operates 2 high-complexity plants in Argentina producing styrene, synthetic rubber and polystyrene, with a share ranging between 89% and 99%, in the domestic market.

Through the holding, transportation and others segment, the Company participates in the electricity transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,446 km high-voltage electricity transmission network in Argentina with an 86% market share of Argentina’s high-voltage transmission lines. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Additionally, the Company participates in VMOS, an entity that will operate an oil pipeline connecting Vaca Muerta with an offshore export port, and in SMP, a company that will be responsible for the construction and operation of the dedicated gas pipeline that will connect the Neuquén Basin with the San Matías Gulf to supply SESA. Finally, the segment includes advisory services provided to related companies.

Finally, the Company will develop the project for the construction and operation of a granulated urea production complex in Bahía Blanca, representing its entry into the fertilizer business (see Note 17).

1.2 Economic context in which the Company operates

The Company operates in an economic context which main variables are experiencing volatility as a result of political and economic events both in the domestic and international spheres.

During the first half of 2026, the Argentine economy continued undergoing a stabilization process and recorded cumulative inflation of 16.8%, based on the CPI published by INDEC.

10

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

At the international level, geopolitical tensions in the Middle East persisted during the first half of 2026 as a result of the military conflict in the region, affecting the international energy market. In particular, attacks on energy infrastructure and the temporary disruption of maritime traffic through the Strait of Hormuz, a strategic corridor for oil trade, led to constraints on crude oil production and exports and to higher logistics costs, which fueled the volatility of Brent crude prices in the international market.

During the first half of 2026, the Brent crude price experienced significant volatility, starting at values close to US$ 60/bbl in early 2026, rising above US$ 100/bbl toward the end of March 2026, and finally reaching values near US$ 70/bbl toward the end of June 2026, in line with the partial normalization of trade flows and progress in conflict-related international negotiations.

In this context, during the first semester of 2026 international organizations revised their estimates for the global economy, adjusting inflation forecasts upward and moderating global growth prospects for the current fiscal year.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Condensed Interim Financial Statements and it is not possible to foresee the macroeconomic and financial situation of Argentina or the international context’ evolution or what new measures might be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s Consolidated Condensed Interim Financial Statements should be read in light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

The main regulations applicable to the Company’s activities, identified during 2026, are detailed below. It is worth highlighting that this is not an exhaustive list of all regulations the Company is subject to.

2.1 Oil and Gas

2.1.1 Export of liquid hydrocarbons and their derivatives

On July 20, 2026, SE Resolution No. 166/26 created the Export Operations Registry, in which all export notifications, objections and free export certificates for hydrocarbons and their derivatives must be recorded, and approved the Export Procedure for Liquid Hydrocarbons and their Derivatives, repealing the regime established by MEyM Resolution No. 241/17.

11

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.2 Assignment of gas contracts with ENARSA

SE Resolution No. 54/26 extended by 180 calendar days the deadline for producers, opting into the assignment of ENARSA contracts to distributors and CAMMESA, to submit the corresponding notice to the SE. Distributors are required to opt in within the same term. In turn, ENARGAS will oversee the assignment and volume allocation process through a procedure to be determined jointly with ENARSA.

2.1.3 Compensation for Natural Gas consumption subsidies

ENARGAS Resolution No. 101/26 repealed ENARGAS Resolution No. 125/25 and approved a new reporting procedure related to the Focused Energy Subsidies (SEF) regime created by Executive Order No. 943/25 under the unification of national energy subsidies and the elimination of income-level segmentation, to be replaced by a user allocation scheme distinguishing between subsidized and non-subsidized users.

However, ENARGAS Resolution No. 101/26 preserves the criterion whereby subsidy compensations are received by natural gas producers and applied as a deduction in billings to distributors.

Within the framework of the new SEF regime, PEN Executive Order No. 26/26 provides that the price awarded to each producer participating in the Gas.Ar Plan may be above, below or in line with the Uniform Annual Price (“PAU”), depending on the time of year and taking into account the applicable seasonal adjustment factor.

In the months in which the PAU is higher than the Gas.Ar Plan price, the difference will be recorded as a credit balance, which will be applied to offset the months in which the opposite situation occurs. This mechanism will under no circumstances affect the price receivable by producers under the Gas.Ar Plan. Along the same line, SE Resolution No. 23/26 establishes the PAU to be passed on to end users under the natural gas supply agreements entered into under the Gas.Ar Plan.

2.2 Generation

2.2.1 Emergency in the National Energy Sector

PEN Executive Order No. 585/26, dated July 11, 2026, extended until December 31, 2027 the National Energy Sector emergency declared by Executive Order No. 55/23 with respect to the electricity generation, transmission and distribution segments under federal jurisdiction, maintaining its original scope.

2.2.2 MAT Regime

On March 27, 2026, SE Resolution No. 78/26 amended SE Resolution No. 400/25 and, effective April 1, 2026, permanently established the monthly filing regime for energy and capacity contracts within the WEM with a minimum of 5 days’ advance notice.

12

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.3 Energy Plus Contracts

As from March, 2026, the Company no longer markets capacity and energy under Energy Plus contracts.

2.2.4 Remuneration for assigned generation

SE Resolution No. 34/26 updated the remuneration values for assigned generation, establishing 2% increases applicable to the economic transactions for January 2026. The maximum WEM spot price for January 2026 amounted to $14,669/MWh.

2.2.5 LNG purchase auctions

During the second quarter of 2026, the Electronic Gas Market (“MEGSA”) organized auctions in which ENARSA offered LNG volumes on a firm basis to distributors, industrial users, generators and traders. For the June 1-August 5, 2026 period, Pampa was awarded a 74.5 million m³ volume for CTGEBA’s consumption, and CTB was awarded 51.6 million m³ for CTEB’s consumption. For the August 6-August 31, 2026 period, Pampa was awarded a 39.5 million m³ volume for CTGEBA’s consumption, and CTB was awarded 34.4 million m³ for CTEB’s consumption.

2.3 Gas Transportation

2.3.1 TGS’s Tariff situation

As part of the monthly updates to natural gas transportation tariffs, in 2026 TGS received monthly increases of 2.37%, 2.90%, 2.52%, 2.17%, 4.21%, 4.19%, 2.61% and 1.73%, effective January through August 2026, respectively.

2.3.2 Contractual reorganization

Under PEN Executive Order No. 49/26, the National Energy Sector emergency for the natural gas transportation and distribution segments was extended until December 31, 2027.

Within this framework, SE Resolution No. 66/26 provided for the reconfiguration of the Argentine natural gas transportation system and established measures aimed at optimizing the system’s use, improving its operating efficiency and ensuring natural gas supply. It also instructed ENARGAS to adjust the tariff schemes, service regulations and capacity allocation mechanisms, on the condition that the revenues determined in the FTR remain unchanged.

Accordingly, on April 14, 2026, through ENARGAS Resolution No. 409/26, the process was concluded and the licensees were instructed to execute new firm transportation contracts pursuant to the established guidelines, effective as from May 1, 2026. In addition, the firm nature of certain exchange and displacement contracts was recognized and, finally, on April 29, 2026, the new applicable tariff schemes were published through ENARGAS Resolution No. 448/26.

13

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, TGS is implementing the contracts and operating conditions resulting from this regulatory process.

2.4 Transmission

Transener and Transba tariff situation

Within the framework of the FTR carried out in 2025, ENReGE continued applying the monthly tariff adjustment mechanism based on the CPI and IPIM indexes and established 1.88%, 2.55%, 2.07%, 1.61%, 2.35%, 4.31%, 2.39%, and 1.35% tariff increases from January through August 2026, respectively.

2.5 Hydrocarbons Transportation

Technical regulations for the transportation of liquid hydrocarbons

On May 20, 2026, through SE Resolution No. 119/26, technical regulations for the transportation of liquid hydrocarbons were approved. These regulations apply to transportation systems passing through two or more provinces and/or intended for the total or partial export or import of crude oil, oil derivative products and natural gas liquids. Their main purpose is to unify and establish the technical guidelines for pipeline safety and integrity, thus replacing MEyM Resolution No. 120/17.

2.6 Regulations on access to the MLC

In April 2026, the BCRA introduced measures easing the financing and foreign exchange operations of projects under the RIGI, allowing certain direct investment contributions, financial borrowings and financings for the import of capital goods —where the funds are brought into the country and settled by shareholders or partners of SPV, among other authorized parties— to be computed as inflows in favor of such SPV. It further provided that such funds may be taken into account for the SPV’s access to the MLC for the payment of goods and services imports, with the simultaneity requirement deemed met when such access occurs within the terms set forth by the applicable regulations.

For more information on Argentina’s exchange rate policies, please visit the Central Bank’s website: www.bcra.gov.ar.

14

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

 2.7 Tax regulations

2.7.1 Income tax

Tax inflation adjustment

Law No. 27,802, published in the BO on March 6, 2026, establishes the adjustment of tax losses carryforwards generated in fiscal years beginning on or after January 1, 2025, inclusive, considering the variation in the CPI between the closing month of the fiscal year in which they arise and the closing month of the fiscal year being assessed.

2.7.2 Other Regimes

2.7.2.1 Hydrocarbon Export Duties Regime

Pursuant to PEN Executive Order No. 488/20, oil, natural gas and liquefied gas exports are exempt from export duties provided that the Brent crude oil price published by the SE at the end of each month is equal to or lower than US$ 45/bbl. Under this regime, the export duty rate is subject to a gradual increase of up to 8% as the reference price increases, reaching 8% when the price is equal to or higher than US$ 60/bbl.

PEN Executive Order No. 59/26 updated the export duties regime applicable to crude oil and introduced a distinction between conventional and unconventional crude oil production. Under the updated regime, conventional crude oil exports are exempt from export duties when the international Brent crude oil price is equal to or lower than US$ 65/bbl, and are subject to a rate increasing gradually up to 8% according to a formula based on the increase in the reference price, reaching 8% when the price is equal to or higher than US$ 80/bbl. The Executive Order entered into effect on February 20, 2026, pursuant to SE Resolution No. 42/26.

As of June 30, 2026, crude oil and natural gas exports are subject to an 8% export duty rate.

2.7.2.2 Export duties regime for industrial products

PEN Executive Order No. 566/26, effective as from July 1, 2026, provided for the reduction and/or elimination of export duties applicable to various tariff codes of industrial products, a measure covering certain petrochemical products (xylene, hexane, toluene, styrene, polystyrene and rubber).

The regulation contemplates a progressive duty reduction scheme for the products sold by the Company, providing for the full elimination of the corresponding export duties by June 2027.

15

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.7.2.3 RIGI amendment

Pursuant to Executive Order No. 105/26, dated February 19, 2026, the deadline to apply for the RIGI was extended until July 8, 2027. In addition, the decree expanded the list of eligible projects to include, among others: (i) the construction of infrastructure for the collection, treatment, processing, fractionation, and liquefaction of natural gas, as well as the transportation of natural gas intended for the export of liquefied natural gas; (ii) the exploration and production of new onshore liquid and gaseous hydrocarbon developments located in areas that, at the time of submitting the application for adhesion, do not have existing investments in exploration or production activities; and (iii) the exploration and production of new offshore liquid and gaseous hydrocarbon developments. Additionally, it set a minimum investment threshold of US$ 600 million for onshore developments and US$ 200 million for offshore developments.

Where activities not covered by the RIGI coexist within the same hydrocarbon area, segregation and traceability must be ensured through independent measurement systems and the SPV must be the exclusive owner of the assets, rights, and operations associated with the RIGI-eligible project.

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2026 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information” as issued by the IASB, are expressed in millions of US dollars and were approved for their issuance by the Company’s Board of Directors on August 4, 2026.

The information included in the Consolidated Condensed Interim Financial Statements is recorded and presented in US dollars, which is the Company’s functional currency.

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and derivatives and they should be read together with the Consolidated Financial Statements as of December 31, 2025, which have been prepared under IFRS Accounting Standards as issued by the IASB.

These Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2026 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the six-month period ended June 30, 2026, do not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

16

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Comparative information

The information as of December 31, 2025 and for the six and three month periods ended June 30, 2025, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to the Consolidated Financial Statements´ figures disclosed for comparative purposes to keep the consistency in the presentation with the current period figures.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2025.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2026 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2026:

-	IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures” (amended in May 2024 and December 2024).
-	IMPROVEMENTS TO IFRS – Volume 11 (July 2024)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective and not early adopted by the Company

Pursuant to CNV General Resolution No. 972/23, early application of IFRS accounting standards and/or amendments thereto is not permitted unless specifically permitted at the time of adoption.

As of June 30, 2026, the Company has not early applied the following standards and/or amendments:

-	IFRS 18 - “Presentation and Disclosure in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information faithfully representing an entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of income and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of performance measures defined by management.

17

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The standard is applicable retrospectively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The Company is currently analyzing the disclosure impact on the financial statements in relation to the application of the standard.

-	IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in May 2024. It allows for reduced disclosures for entities without public accountability that are subsidiaries of an entity preparing consolidated financial statements available for public use and in compliance with IFRS accounting standards. Subsequently, in August 2025, amendments were introduced reducing disclosure requirements related to supplier financing arrangements, lack of exchangeability of currency and international tax reform, and replacing disclosure requirements regarding management-defined performance measures with a cross-reference to IFRS 18 for entities using such measures. The standard and its amendments are effective for fiscal periods beginning on or after January 1, 2027, with early adoption permitted. The application of this standard will not impact the Company’s operating results or financial position.
-	IAS 21 - “Effects of Changes in Foreign Exchange Rates”: In November 2025, IAS 21 was amended regarding the translation of financial statements for presentation in a currency different from the functional currency, and certain disclosure requirements were introduced. In particular, for the translation from a non-hyperinflationary functional currency to a hyperinflationary presentation currency, it establishes that all amounts (assets, liabilities, equity items, income and expenses, including comparative information) are translated at the closing exchange rate. The amendments are retrospectively applicable for annual periods beginning on or after January 1, 2027, with early adoption permitted. The application of this amendments will not impact the Company’s information.

-	IFRS 20 - “Regulatory Assets and Regulatory Liabilities”: issued in May 2026. It replaces IFRS 14 and sets out the accounting treatment for regulatory assets, liabilities, income and expenses arising when part or all of a regulated rate for goods or services supplied in one period is charged to customers in a different period. The standard is applicable retrospectively to annual and interim reporting periods beginning on or after January 1, 2029, with early adoption permitted. The Company is currently assessing the impact of its application on the Company’s operating results or financial position.

-	IAS 28 - “Investments in Associates and Joint Ventures”: in June 2026, the section on exemptions from applying the equity method was amended, extending the option to measure an investment in an associate or joint venture at fair value through profit or loss to those entities whose main activity consists of investing in specific types of assets under IFRS 18. The amendment is applicable upon adoption of IFRS 18, which is mandatory for reporting periods beginning on or after January 1, 2027. The application of the amendment will not have an impact on the Company’s operating results or financial position.

18

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: GROUP STRUCTURE

5.1 Interest in subsidiaries, associates and joint ventures

5.1.1 Subsidiaries information

Unless otherwise indicated, the country is also the principal place where the subsidiary carries out its activities.

			06.30.2026	12.31.2025
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Recursos Energéticos S.A.U.	Argentina	Generation	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
FEPASAU	Argentina	Fertilizers	100.00%	100.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP	Gran Cayman	Investment	100.00%	100.00%
OPGSA	Argentina	Oil	100.00%	100.00%
PAMPA E&P S.A.U.	Argentina	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

19

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.1.2 Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
SESA	Gas treatment	06.30.2026	1.00	-	145	20.00%
VMOS	Hydrocarbon transportation	06.30.2026	142.00	34	583	9.09%
SMP	Gas transportation	06.30.2026	0.07	(2)	6	20.00%

Joint ventures
CIESA (1)	Investment	06.30.2026	0.43	111	1,443	50.00%
Citelec (2)	Investment	06.30.2026	0.38	50	408	50.00%
CTB	Generation	06.30.2026	6.00	119	603	50.00%

(1) The Company holds a 50% interest in CIESA, a company that holds a 53.83% interest in TGS’s capital stock; therefore, the Company has a 26.91% interest in TGS.

As of June 30, 2026, TGS’s common shares and ADR traded on the BCBA and NYSE were listed at $ 9,250.00 and US$ 29.73, respectively, conferring Pampa’s holding an approximate market value of US$ 1,205 million ($ 1,874,016 million).

(2) The Company has a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of June 30, 2026, Transener’s common share price listed at the BCBA was $ 3,717.50, conferring Pampa’s indirect holding an approximate market value of US$ 294 million ($ 435,172 million).

20

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	06.30.2026	12.31.2025
Disclosed in non-current assets
Associates
VMOS	53	31
SESA	29	12
SMP	1	-
Total associates	83	43
Joint ventures
CIESA	766	618
Citelec	204	156
CTB	301	242
Total joint ventures	1,271	1,016
Total associates and joint ventures	1,354	1,059

The following table shows the breakdown of the result from investments in associates and joint ventures:

	06.30.2026	06.30.2025
Associates
SESA	7	2
VMOS	4	(3)
SMP	(1)	-
Total associates	10	(1)

Joint ventures
CIESA	54	54
Citelec	24	16
CTB	60	7
Total joint ventures	138	77
Total associates and joint ventures	148	76

21

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	06.30.2026	06.30.2025
At the beginning of the year	1,059	993
Dividends	-	(44)
Capital contribution	30	41
Share of profit	148	76
Exchange differences on translation	117	(8)
At the end of the period	1,354	1,058

5.1.3 CTB

Reversal of impairment losses on non-financial assets

During the quarter ended June 30, 2026, CTB has identified significant changes in the environment where it operates and, consequently, has determined CTEB’s recoverable amount as of June 30, 2026.

The recoverability assessment resulted in the reversal of impairment losses recognized in previous fiscal years, with a US$ 31 million impact on the Company’s share of profit from associates and joint ventures for the period.

5.1.4 CIESA - TGS

Perito Moreno Gas Pipeline (GPM) Expansion

MECON Resolution No. 676/26 approved the application to opt into the RIGI for the GPM expansion project, effective as of April 30, 2026.

TGS conducted a public call for tenders to award a portion of the incremental transportation capacity associated with the expansion of the GPM and on April 15, 2026, 5.4 million m³/day were awarded.

The Company and certain subsidiaries participated in the call and were awarded a total volume of 3.2 million m³/day for a 35-year term.

On June 3, 2026, TGS conducted the public call for tenders to award the remaining capacity. The Company and certain subsidiaries participated with offers. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the process is still ongoing.

22

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

Integral NGL Project

On June 10, 2026, TGS’s Board of Directors approved the development of the Integral NGL Project, which is structured into two independent, but operationally linked, single projects representing successive stages of the processing, fractionating, obtaining and storing of natural gas liquids, and the subsequent product dispatch and export.

The Integral NGL Project will be executed through the following companies controlled by TGS and established as SPV within RIGI’s framework:

(i) Procesadora de Gas del Sur S.A. (“PGS”): in charge of the so-called separation project, consisting of the construction, operation and maintenance of a natural gas processing plant located in Tratayén, Province of Neuquén, and a natural gas stream segregation pipeline, which will enable the provision of natural gas gathering and processing services to gas producers; and

(ii) Midstream de Gas del Sur S.A. (“MGS”): in charge of the transportation, fractionation, storage and commercialization project, comprising the construction, operation and maintenance of a multiproduct pipeline connecting the Tratayén Plant with a fractionation plant in the Bahía Blanca area, Province of Buenos Aires, together with storage and dispatch facilities. Under the project, MGS will acquire the natural gas liquids mix resulting from PGS’s processing for its transportation, fractionation into commercial products (such as propane, butane and natural gasoline), storage and subsequent sale to export customers.

Weather event

During the period ended June 30, 2026, TGS recorded $ 5,481 million losses arising from expenses related to the weather event of March 7, 2025, which resulted in the flooding of the Cerri Complex, and received $ 12,847 million from insurance companies as an advance payment on account of the final settlement of the claim.

5.1.5 SMP

San Matías Pipeline Project

In addition to the gas liquefaction project to be developed by SESA, which includes the installation of two liquefaction vessels in the Gulf of San Matías, SMP will be responsible for the construction and operation of a dedicated pipeline connecting gas production from Vaca Muerta, in Neuquén, to the Gulf of San Matías, in Río Negro, to supply the liquefaction vessels intended for LNG exports. The project involves the construction of an approximately 470-km-long, 36-inch-diameter pipeline with a transportation capacity of up to 28 million m³/day. The estimated investment amounts to US$ 1.5 billion, and the pipeline is expected to be commissioned in the second quarter of 2028.

23

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

MECON Resolution No. 873/26 approved the application to opt into the RIGI for the project undertaken by SMP, effective as from June 1, 2026.

5.2 Oil and gas participations

Assets and liabilities as of June 30, 2026 and December 31, 2025 and the production cost of the Joint Operations and Consortiums in which the Company participates corresponding to the six-month periods ended June 30, 2026 and 2025 are detailed below:

	06.30.2026	12.31.2025

Non-current assets	137	122
Current assets	10	9
Total assets	147	131

Non-current Liabilities	41	40
Current Liabilities	22	21
Total liabilities	63	61

	06.30.2026	06.30.2025

Production cost	29	51

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Operations and Consortiums.

Relinquishment process for the Veta Escondida block

Provincial Executive Order No. 605/26 approved the Settlement Agreement entered into between the Province of Neuquén and Pampa on March 4, 2026, which set aside the executive order declaring the termination of the Veta Escondida block´s concession. In addition, the parties agreed to conclude the process for relinquishing the block to the Province. Within this framework, the Company and Total Austral (co-concessionaire) are jointly carrying out such process in an orderly manner, with the Company being responsible for the abandonment of wells and facilities and the required environmental remediation works.

24

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2025.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last fiscal year.

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates mainly in the production of oil and gas and power generation.

Through its own activities, subsidiaries and shareholdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas, the activities of Pampa Energía S.A. - Sucursal Dedicada Proyecto RDA and direct and indirect interest in SESA and PECSA.

Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III, PEPE IV and PEPE VI wind farms.

25

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

Petrochemicals, principally comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, principally consisting of our stake in joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, the direct and indirect interests in VMOS, SMP, Oldelval and OCP, holding activities, and other investment activities.

The Company manages its operating segment based on its individual net result in U.S. dollars.

26

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the six-month period ended June 30, 2026	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	237	629	123	17	-	1,006
Revenue - foreign market	210	-	103	-	-	313
Intersegment revenue	134	1	-	-	(135)	-
Cost of sales	(396)	(408)	(192)	-	134	(862)
Gross profit	185	222	34	17	(1)	457

Selling expenses	(48)	(2)	(6)	-	-	(56)
Administrative expenses	(42)	(22)	(3)	(25)	1	(91)
Other operating income	15	8	1	4	-	28
Other operating expenses	(5)	(7)	(10)	(15)	-	(37)
Impairment of intangible assets and inventories	(1)	-	-	(1)	-	(2)
Recovery of impairment of financial assets	2	-	-	-	-	2
Share of profit from associates and joint ventures	7	60	-	81	-	148
Operating income	113	259	16	61	-	449

Financial income	-	8	-	-	(1)	7
Financial costs	(57)	(18)	-	(13)	1	(87)
Other financial results	(12)	29	(7)	12	-	22
Financial results, net	(69)	19	(7)	(1)	-	(58)
Profit before income tax	44	278	9	60	-	391

Income tax	48	(56)	(3)	10	-	(1)
Profit of the period	92	222	6	70	-	390

Depreciation and amortization	192	72	-	-	-	264

27

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the six-month period ended June 30, 2026	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Total profit of the period attributable to:
Owners of the company	92	218	6	70	-	386
Non-controlling interest	-	4	-	-	-	4

Consolidated financial position information as of June 30, 2026
Assets	3,289	3,143	187	1,228	(98)	7,749
Liabilities	2,637	674	64	432	(98)	3,709

Net book values of property, plant and equipment (1)	2,141	1,304	-	34	-	3,479

Additional consolidated information as of June 30, 2026
Increases in property, plant and equipment and intangible assets	424	4	-	2	-	430

(1)	Assets located in Argentina

28

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the six-month period ended June 30, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	228	379	131	12	-	750
Revenue - foreign market	66	1	83	-	-	150
Intersegment revenue	56	-	-	-	(56)	-
Cost of sales	(270)	(205)	(206)	-	56	(625)
Gross profit	80	175	8	12	-	275

Selling expenses	(34)	(2)	(6)	(1)	-	(43)
Administrative expenses	(40)	(21)	(3)	(20)	-	(84)
Other operating income	16	13	19	5	-	53
Other operating expenses	(8)	(5)	(5)	(22)	-	(40)
Impairment of inventories	(1)	-	-	-	-	(1)
Impairment of financial assets	(2)	-	-	-	-	(2)
Share of profit from associates and joint ventures	2	7	-	67	-	76
Operating income	13	167	13	41	-	234

Financial income	-	8	27	-	-	35
Financial costs	(55)	(25)	-	(19)	-	(99)
Other financial results	-	80	3	39	-	122
Financial results, net	(55)	63	30	20	-	58
Profit (Loss) before income tax	(42)	230	43	61	-	292

Income tax	13	(111)	(14)	13	-	(99)
Profit (Loss) of the period	(29)	119	29	74	-	193

Depreciation and amortization	118	60	3	-	-	181

29

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the six-month period ended June 30, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	(29)	119	29	74	-	193

Consolidated financial position information as of December 31, 2025
Assets	2,513	3,046	147	931	(43)	6,594
Liabilities	1,737	668	73	554	(43)	2,989

Net book values of property, plant and equipment (1)	1,896	1,370	-	37	-	3,303

Additional consolidated information as of June 30, 2025
Increases in property, plant and equipment and intangible assets	453	28	6	6	-	493

(1) Assets located in Argentina

30

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 8: REVENUE

	06.30.2026	06.30.2025

Gas sales	222	228
Oil sales	220	59
Other sales	5	7
Oil and gas sales subtotal (1)	447	294

Energy sales in Spot Market	360	125
Energy sales by supply contracts	210	192
Fuel supply	55	58
Other sales	4	5
Generation sales subtotal	629	380

Products from catalytic reforming sales	115	115
Styrene sales	29	30
Synthetic rubber sales	42	36
Polystyrene sales	39	32
Other sales	1	1
Petrochemicals sales subtotal	226	214

Technical assistance and administration services sales	17	12
Holding, Transportation and others subtotal	17	12
Total revenue (2) (3)	1,319	900

(1)	See Note 12.7.
(2)	Revenues from CAMMESA represent 40% and 37% of total revenues from sales for the six-month periods ended June 30, 2026 and 2025, respectively, and correspond mainly to the Oil and gas and Generation segments.
(3)	Including US$ 17.6 million and US$ 5.3 million in the Oil and gas segment and US$ 4.9 million and US$ 4.6 million in the Petrochemical segment corresponding to export duties for the six-month periods ended June 30, 2026 and 2025, respectively.

31

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 9: COST OF SALES

	06.30.2026	06.30.2025
Inventories at the beginning of the year	231	223

Plus: Charges of the period
Purchases of inventories, energy and gas	317	193
Salaries and social security charges	45	44
Employees benefits	6	7
Defined benefit plans	1	2
Works contracts, fees and compensation for services	81	71
Property, plant and equipment depreciation	246	174
Intangible assets amortization	2	2
Right-of-use assets amortization	12	1
Energy transportation	3	8
Transportation and freights	26	23
Consumption of materials	13	13
Penalties	4	1
Maintenance	32	31
Canons and royalties	88	49
Environmental control	3	3
Rental and insurance	24	16
Surveillance and security	4	4
Taxes, rates and contributions	5	2
Other	2	2
Total charges of the period	914	646

Less: Inventories at the end of the period	(283)	(244)
Total cost of sales	862	625

32

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	06.30.2026	06.30.2025
Salaries and social security charges	2	3
Fees and compensation for services	2	1
Taxes, rates and contributions	11	8
Transportation and freights	40	30
Other	1	1
Total selling expenses	56	43

10.2 Administrative expenses

	06.30.2026	06.30.2025
Salaries and social security charges	35	34
Employees benefits	3	3
Defined benefit plans	3	4
Fees and compensation for services	29	22
Compensation agreements	2	-
Directors' and Syndics' fees	3	3
Property, plant and equipment depreciation	4	4
Maintenance	1	2
Transport and per diem	1	1
Surveillance and security	1	1
Taxes, rates and contributions	7	7
Communications	1	-
Other	1	3
Total administrative expenses	91	84

33

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.3 Other operating income and expenses

	06.30.2026	06.30.2025
Other operating income
Insurance recovery	4	13
Results for other assets sale	1	1
Results for intangibles assets sale	-	1
Recovery of provision for contingencies	1	17
Earned dividends	2	-
Commercial interests	6	4
GasAr Plan	5	12
Contractual income	5	-
Other	4	5
Total other operating income	28	53

Other operating expenses
Provision for contingencies	(9)	(14)
Results from derecognition of property, plant and equipment	(2)	-
Results for other assets sale and derecognition	(1)	-
Tax on bank transactions	(11)	(14)
Donations and contributions	(2)	(1)
Institutional promotion	(1)	(1)
Costs of concessions agreements completion	(1)	(1)
Royalties GasAr Plan	(1)	(2)
Incident costs	(1)	(2)
Project expenses	(7)	-
Other	(1)	(5)
Total other operating expenses	(37)	(40)

34

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.4 Financial results

	06.30.2026	06.30.2025
Financial income
Financial interests	6	35
Other interests	1	-
Total financial income	7	35

Financial costs
Financial interests (1)	(71)	(77)
Fiscal interests	(13)	(20)
Bank and other financial expenses	(3)	(2)
Total financial costs	(87)	(99)

Other financial results
Foreign currency exchange difference, net	8	18
Changes in the fair value of financial instruments	21	101
Result from present value measurement	(7)	1
Result from repurchase of CB	-	2
Total other financial results	22	122
Total financial results, net	(58)	58

(1)	Net of US$ 7 million and US$ 1 million of borrowing costs capitalized in property, plant and equipment corresponding to the six-month periods ended June 30, 2026 and 2025 respectively.

35

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.5 Income tax

The breakdown of income tax charge is:

	06.30.2026	06.30.2025
Current tax	131	65
Deferred tax	(110)	33
Difference between previous fiscal year income tax provision and the income tax statement	(20)	1
Total income tax - Loss	1	99

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	06.30.2026	06.30.2025
Profit before income tax	391	292
Current income tax rate	35%	35%
Income tax at the statutory tax rate	137	102
Share of profit from companies	(52)	(27)
Effects of exchange differences and other results associated with the valuation of the currency, net	17	135
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(212)	(173)
Difference between previous fiscal year income tax provision and deferred tax and the income tax statement	19	1
Effect for tax inflation adjustment	92	62
Other	-	(1)
Total income tax - Loss	1	99

36

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Transfers	Decreases	At the end

Lands	11	-	-	-	11
Buildings	178	-	-	-	178
Vehicles	10	1	-	-	11
Furniture and fixtures, tools and software and communication equipment	54	1	1	-	56
Thermal generation plants	1,288	-	4	(3)	1,289
Renewable generation plants	711	-	-	-	711
Mining property, wells and drilling equipment	2,554	-	318	-	2,872
Drilling and work in progress	631	427	(323)	-	735
Other goods	1	-	-	-	1
Total at 06.30.2026	5,438	429	-	(3)	5,864
Total at 06.30.2025	4,390	492	-	-	4,882

(1) Includes US$ 7 million and US$ 1 million of borrowing costs capitalized in property, plant and equipment corresponding to the six-month periods ended June 30, 2026 and 2025, respectively.

37

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	Depreciation			Net book values
Type of good	At the beginning	For the period	At the end	At the end	At 12.31.2025

Lands	-	-	-	11	11
Buildings	(79)	(3)	(82)	96	99
Vehicles	(8)	(1)	(9)	2	2
Furniture and fixtures, tools and software and communication equipment	(39)	(3)	(42)	14	15
Thermal generation plants	(635)	(47)	(682)	607	653
Renewable generation plants	(113)	(17)	(130)	581	598
Mining property, wells and drilling equipment	(1,260)	(179)	(1,439)	1,433	1,294
Drilling and work in progress	-	-	-	735	631
Other goods	(1)	-	(1)	-	-
Total at 06.30.2026	(2,135)	(250)	(2,385)	3,479
Total at 06.30.2025	(1,783)	(178)	(1,961)	2,921
Total at 12.31.2025					3,303

38

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases	Decreases	Impairment	At the end

Concession agreements	2	-	-	-	2
Goodwill	35	-	-	-	35
Intangible identified in acquisitions of companies	71	-	-	-	71
Digital assets	1	1	-	(1)	1
Total at 06.30.2026	109	1	-	(1)	109
Total at 06.30.2025	111	1	(2)	-	110

	Amortization
Type of good	At the beginning	For the period	At the end

Concession agreements	(2)	-	(2)
Intangible identified in acquisitions of companies	(18)	(2)	(20)
Total at 06.30.2026	(20)	(2)	(22)
Total at 06.30.2025	(16)	(2)	(18)

	Net book values
Type of good	At the end	At 12.31.2025

Goodwill	35	35
Intangible identified in acquisitions of companies	51	53
Digital assets	1	1
Total at 06.30.2026	87
Total at 06.30.2025	92
Total at 12.31.2025		89

39

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	06.30.2026	12.31.2025
Tax loss carryforwards	5	1
Property, plant and equipment, intangible assets, right of use assets and inventories	158	29
Derivatives	18	-
Trade and other receivables	2	-
Other assets	1	4
Provisions and other non-deductible liabilities	38	50
Deferred tax asset	222	84
Property, plant and equipment, intangible assets and inventories	(46)	(49)
Investments in companies	(11)	(10)
Financial assets at fair value through profit and loss	(11)	(20)
Derivatives	-	(16)
Trade and other receivables	(18)	(2)
Deferred tax liability	(86)	(97)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the Consolidated Condensed Interim Statement of Financial Position:

	06.30.2026	12.31.2025
Deferred tax asset, net	182	43
Deferred tax liability, net	(46)	(56)

40

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.4 Inventories

	06.30.2026	12.31.2025
Current
Materials and spare parts	164	158
Advances to suppliers	15	9
In process and finished products	104	64
Total (1)	283	231

(1) It includes impairment loss as a result of the performed recoverability assessment for US$ 0.66 million, US$ 0.46 million and US$ 0.36 million for the six-month periods ended June 30, 2026 and 2025 and for the year ended December 31, 2025.

11.5 Provisions

	06.30.2026	12.31.2025
Non-Current
Contingencies	26	53
Asset retirement obligation and wind turbines decommisioning	30	29
Environmental remediation	17	18
Total Non-Current	73	100

Current
Asset retirement obligation and wind turbines decommisioning	4	5
Environmental remediation	4	4
Other provisions	5	4
Total Current	13	13

41

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	06.30.2026
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation
At the beginning of the year	53	34	22
Increases	7	-	-
Utilization	(33)	-	-
Foreign currency exchange difference	(1)	-	-
Decreases	-	-	(1)
At the end of the period	26	34	21

	06.30.2025
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation
At the beginning of the year	95	30	18
Increases	15	1	2
Utilization	(2)	(1)	-
Foreign currency exchange difference	(3)	-	-
Decreases	(46)	(1)	-
At the end of the period	59	29	20

Provision for lawsuits and contingencies

In the lawsuit filed by POSA for alleged breaches of the Assignment Agreement executed in 2016, on March 31, 2026, the National Chamber of Appeals in Commercial Matters disallowed the appeal for nullity filed by the Company against the Final Award. As of the issuance date of these Consolidated Condensed Interim Financial Statements, the Company has settled all obligations due.

42

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	06.30.2026	12.31.2025
Non-current
Income tax	26	22
Minimum notional income tax	2	4
Total non-current	28	26

Current
Income tax	124	83
Total current	124	83

11.7 Tax liabilities

	06.30.2026	12.31.2025
Non-current
Payment plans	202	212
Total non-current	202	212

Current
Value added tax	27	2
Personal assets tax provision	6	11
Tax withholdings to be deposited	13	11
Payment plans	14	14
Royalties	20	12
Other	3	6
Total current	83	56

43

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 Financial assets at fair value through profit and loss

	06.30.2026	12.31.2025
Non-current
Shares	33	33
Total non-current	33	33

Current
Government securities	265	308
Corporate bonds	16	47
Shares	4	3
Mutual funds	17	8
Total current	302	366

12.2 Trade and other receivables

	06.30.2026	12.31.2025
Non-Current
Receivables under judicial collection	22	-
Trade receivables	22	-

Advances to suppliers	55	42
Prepaid expenses	-	1
Tax credits	1	-
Other receivables	56	43
Total non-current	78	43

44

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

	Note	06.30.2026	12.31.2025
Current
Receivables		312	249
CAMMESA		216	118
Related parties	16	3	8
Impairment of financial assets		(2)	(20)
Trade receivables, net		529	355

Related parties	16	71	4
Tax credits		78	58
Advances to suppliers		7	-
Prepaid expenses		28	18
Guarantee deposits (1)		201	142
Expenses to be recovered		-	3
Receivables for sale of assets		5	9
GasAr Plan		20	16
Contractual indemnity receivable		2	2
Receivable for maintenance contract		1	1
Dividends to be received		1	-
Impairment of other receivables		-	(1)
Other		5	7
Other receivables, net		419	259
Total current		948	614

(1)	Includes guarantee deposits on derivatives amounting for US$ 199 million and US$ 141 million as of June 30, 2026, and December 31, 2025, respectively.

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

The movements in the impairment of financial assets are as follows:

	Note	06.30.2026	06.30.2025
At the beginning of the year	####	20	1
Increase		4	2
Decrease		(6)	-
Reclasification		(17)	-
Foreign currency exchange difference		1	-
At the end of the period		2	3

45

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The movements in the impairment of other receivables are as follows:

	Note	06.30.2026	06.30.2025
At the beginning of the year	####	1	-
Increase		1	-
Decrease		(2)	-
At the end of the period		-	-

12.3 Cash and cash equivalents

	06.30.2026	12.31.2025
Banks	587	335
Mutual funds	392	390
Total	979	725

12.4 Borrowings

	06.30.2026	12.31.2025
Non-Current
Financial borrowings	79	45
Corporate bonds	2,496	1,799
Total non-current	2,575	1,844

Current
Financial borrowings	2	33
Corporate bonds	23	15
Total current	25	48
Total	2,600	1,892

As of June 30, 2026, and December 31, 2025 the fair value of the Company’s CB amount approximately to US$ 2,607 million and US$ 1,833 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period or year (fair value Level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its indebtedness´ contracts.

46

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.4.1 Borrowings´ evolution:

The evolution of the consolidated borrowings for the six-month periods ended June 30, 2026 and 2025 is disclosed below.

	06.30.2026	06.30.2025
Borrowings at the beginning of the year	1,892	2,079
Proceeds from borrowings	732	380
Payment of borrowings	(32)	(117)
Accrued interest	71	77
Payment of interests	(68)	(101)
Repurchase and redemption of CB	(2)	(725)
Result from repurchase of CB	-	(2)
Foreign currency exchange difference	-	(1)
Borrowing costs capitalized in property, plant and equipment	7	1
Borrowings at the end of the period	2,600	1,591

12.4.2 CB Issuance Program and frequent issuer prospectus

The latest update of the CB global program and the frequent issuer prospectus, including information as of December 31, 2025, was approved by CNV Resolutions No. RE-2026-27928092-APN-GE#CNV and No. RE-2026-27853437-APN-GE#CNV dated March 18, 2026.

On April 7, 2026, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting resolved to approve the CB Issuance Program’s term extension for an additional five-year period as from December 9, 2026, the Program’s expiration date.

12.4.3 CB

On April 1, 2026, the Company issued the local Class 27 CB for a face value of US$ 200 million, at a fixed 5.49% annual interest rate and maturing on April 1, 2029.

Additionally, on May 14, 2026, the Company reopened the international Class 26 CB for a face value of US$ 500 million, at a fixed 7.75% annual interest rate and with a 7.60% yield, maturing in November 2037. As a result, the total outstanding face value of Class 26 CB amounts to US$ 950 million.

47

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.4.4 Partial Application of Proceeds

In compliance with CNV General Resolution No. 1,095/25, the Company reports, in the form of a sworn statement, that as of June 30, 2026, it has partially applied a total of US$ 450 million of the Class 26 CB issuance, with US$ 500 million, corresponding to the May 2026 reopening, remaining pending application.

Likewise, in compliance with the use of proceeds disclosed in the issuance documents for the Class 26 CB, the Company reports that such proceeds have been applied as follows: (i) placement agents’ fees and other issuance expenses; (ii) working capital contributions in Argentina; (iii) investments in fixed assets in Argentina; and (iv) refinancing and redemption of the Company’s existing liabilities.

Furthermore, as of June 30, 2026, the sum of US$ 200 million, corresponding to the amount issued under Class 27 CB, remains pending application.

12.4.5 Bank borrowings

During the six-month period ended June 30, 2026, the Company took out net bank debt of US$ 2.3 million (totaling US$ 34 million, net of repayments of US$ 31.7 million).

48

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5 Trade and other payables

	Note	06.30.2026	12.31.2025
Non-Current
Compensation agreements		55	70
Leases liability		10	15
Other		1	1
Other payables		66	86
Total non-current		66	86

Current
Suppliers		264	314
Customer advances		2	13
Related parties	16	48	29
Trade payables		314	356

Compensation agreements		18	14
Leases liability		17	21
Arbitral award liability		2	-
Contractual penalty debt		1	2
Various creditors		7	4
Other payables		45	41
Total current		359	397

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For other non-current liabilities, fair values do not significantly differ from book values.

49

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.6 Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2026 and December 31, 2025:

As of June 30, 2026	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	265	-	-	265
Corporate bonds	16	-	-	16
Mutual funds	17	-	-	17
Shares	6	-	31	37
Cash and cash equivalents
Mutual funds	392	-	-	392
Guarantee deposits	15	-	-	15
Total assets	711	-	31	742

Derivatives	-	54	-	54
Total liabilities	-	54	-	54

As of December 31, 2025	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	308	-	-	308
Corporate bonds	47	-	-	47
Mutual funds	8	-	-	8
Shares	5	-	31	36
Cash and cash equivalents
Mutual funds	390	-	-	390
Derivatives	-	52	-	52
Other receivables
Guarantee deposits	141	-	-	141
Total assets	899	52	31	982

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivatives: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.

50

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

-	Shares: it was mainly determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the equity interest in TJSM, TMB thermal power plants and Oldelval.

12.7 Hedge accounting

During 2025 and 2026, the Company entered into forward crude oil sale contracts, without physical delivery, and designated a portion of these derivatives as cash flow hedges.

The Company applies cash flow hedge accounting to certain transactions to manage the international reference price risk associated with a specific volume of forecasted crude oil sales for the May 2025-May 2027 period, thereby ensuring stable cash flows.

As of June 30, 2026, the fair value of forward crude oil sale contracts designated as hedges amounts to a US$ 63 million loss, recognized in other comprehensive income as the hedge is effective; this amount is expected to be fully reclassified to profit or loss during the July 2026-May 2027 period, as the hedged crude oil sales are recognized in earnings.

The amount reclassified from other comprehensive income to revenue, from designated hedges, generated a US$ 83 million loss during the January - June 2026 period.

The contracts are entered into in markets or with financial institutions with high credit ratings; therefore, the Company considers that there are no significant credit risks to its operations as a result of its derivative activities.

NOTE 13: EQUITY COMPONENTS

13.1 Share Capital

As of June 30, 2026, the capital stock amounts to $ 1,344 million, including $ 4 million of treasury shares.

13.2 Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing operations. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

51

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of June 30, 2026 and 2025, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	06.30.2026	06.30.2025
Earning attributable to equity holders of the Company	386	193
Weighted average amount of outstanding shares	1,351	1,360
Basic and diluted earnings per share	0.29	0.14

13.3 Distribution of profits

Dividends distributed to individuals, undivided estates or beneficiaries residing abroad, derived from profits generated during fiscal years beginning on or after January 1, 2018 are subject to a 7% withholding tax. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements which are presented in pesos, the legal currency in Argentina, pursuant to regulatory requirements.

The Company may pay and distribute dividends and any other type of profits to its shareholders, except if: (i) there is an event of breach; or (ii) the Company is not in a position to incur debt under the indentures governing the Class 21, Class 23, Additional Class 23, Class 26 and Additional Class 26 CB. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has complied with all commitments set forth in the indentures governing the above-mentioned CB.

13.4 Capital reduction

On April 7, 2026, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting resolved to reduce the share capital by the sum of $ 19,920,279 and, consequently, to cancel the treasury shares held by the Company and its subsidiaries as of the business day immediately preceding the Meeting, which amounted to 19,920,279 shares. This reduction was registered with the Public Registry on May 29, 2026.

52

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcile net profit to cash flows from operating activities

	Note	06.30.2026	06.30.2025
Income tax	10.5	1	99
Accrued interest		75	64
Depreciations and amortizations	9 and 10.2	264	181
Share of profit from associates and joint ventures	5.1.2	(148)	(76)
Results from derecognition of property, plant and equipment	10.3	2	-
Results for other assets sale and derecognition	10.3	-	(1)
Results for intangible assets sales	10.3	-	(1)
Impairment of intangible assets and inventories		2	1
(Recovery of impairment) Impairment of financial assets		(2)	2
Result from present value measurement	10.4	7	(1)
Changes in the fair value of financial instruments		(11)	(87)
Exchange differences, net		(7)	(22)
Result from repurchase of CB	10.4	-	(2)
Costs of concessions agreements completion	10.3	1	1
Provision (Recovery) for contingecies, net	10.3	8	(3)
Accrual of defined benefit plans	9 and 10.2	4	6
Compensation agreements	10.2	2	-
Earned dividends	10.3	(2)	-
Other		(1)	2
Adjustments to reconcile net profit to cash flows from operating activities		195	163

14.2 Changes in operating assets and liabilities

	06.30.2026	06.30.2025
Increase in trade receivables and other receivables	(444)	(254)
Increase in inventories	(53)	(20)
Increase in trade and other payables	17	65
Decrease in salaries and social security payables	(10)	(10)
Defined benefit plans payments	(2)	(1)
Increase in tax liabilities	38	13
Decrease in provisions	(3)	(4)
Income tax payment	(50)	-
(Payments) Collection for derivatives, net	(97)	2
Changes in operating assets and liabilities	(604)	(209)

53

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 14: (Continuation)

14.3 Significant non-cash transactions

	06.30.2026	06.30.2025
Acquisition of property, plant and equipment through an increase in trade payables	(73)	(147)
Borrowing costs capitalized in property, plant and equipment	(7)	(1)
Decrease in other receivables through an increase in financial assets at fair value through profit or loss	110	-
Collection of dividends from joint ventures through financial assets	-	44
Collection of other receivables through financial assets	-	10
Decrease in provisions through an increase in other payables	(32)	-
Compensation of income tax through a decrease in tax credits	(43)	-
Payment of borrowings through financial assets at amortized cost transfer	-	(9)
Collection of loans granted through intangible assets	-	2

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

During the six-month period ended June 30, 2026, the following changes were identified in relation to the contingent liabilities and assets reported in the Consolidated Financial Statements as of December 31, 2025:

15.1 Labor claim – “Compensating Fund” defined benefit plan

In one of the lawsuits filed against the Company concerning the application of an index (the CPI) to update the plan benefits, the National Chamber of Appeals in Labor Matters (“CNAT”) upheld the first-instance judgment dismissing the claim; this decision was appealed by the plaintiff before the Superior Court of Justice of the City of Buenos Aires (“TSJCABA”) and before the CSJN.

Moreover, in connection with the claims for alleged plan underfunding, the CSJN settled the jurisdictional dispute and ruled that the unconstitutionality appeal filed by the Company against the judgment of the Chamber of Appeals in Commercial Matters must be heard and decided by the TSJCABA.

15.2 Environmental claims

The CSJN dismissed the complaint in the lawsuit brought by the Association of Land Owners of Patagonia (“ASSUPA”), which mainly sought an order compelling the defendants to remediate the alleged environmental damage caused by hydrocarbon activities in the Neuquina Basin.

54

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

15.3 Administrative claims

In the lawsuits brought by CTLL (currently Pampa) against the Argentine Government for non-compliance regarding the renewal of, and the recognition of costs associated with, the gas supply contracts, on March 10, 2026 and March 17, 2026, the Federal Court of Appeals in Administrative Litigation Matters resolved to grant the extraordinary appeals as to the existence of a federal question and to deny them as to the alleged arbitrariness. The Company filed direct appeals against such denial before the CSJN.

In the declaratory action initiated by the Company before the CSJN, following the declaration of termination of the concession over the Veta Escondida block by the Province of Neuquén, the Province of Neuquén and the Company executed a settlement agreement on March 4, 2026, approved by Provincial Executive Order No. 605/26, putting an end to the dispute. Upon the parties’ request, on June 10, 2026 the CSJN declared the judicial proceeding terminated.

15.4 Civil and Commercial Claims

In the arbitration proceeding initiated by EcuadorTLC S.A. (currently PB18), in its capacity as assignee of the Ecuadorian company Petromanabí S.A., against the Republic of Ecuador, the Arbitration Court’s award is still pending.

In 2025, the Company filed claims against ENARSA for breach of the agreements executed under the Gas.Ar Plan, seeking payment of certain overdue gas supply invoices in the amount of $ 53,753 million, plus interest. One of the claims is at the evidentiary stage, while the other is at the initial stage.

NOTE 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of June 30, 2026	Trade receivables	Other receivables	Trade payables
	Current	Current	Current
Associates and joint ventures
TGS	3	71	19
Other related parties
SACDE	-	-	29
	3	71	48

55

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

As of December 31, 2025	Trade receivables	Other receivables	Trade payables
	Current	Current	Current
Associates and joint ventures
TGS	8	4	16
Other related parties
SACDE	-	-	13
	8	4	29

16.2 Operations with related parties

Operations for the six-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees and compensation for services (3)		Other operating expenses (4)
	2026	2025	2026	2025	2026	2025	2026	2025
Associates and joint ventures
CTB	1	1	-	-	-	-	-	-
TGS	26	24	(59)	(47)	-	-	-	-
Other related parties
Fundación Pampa	-	-	-	-	-	-	(2)	(1)
SACDE	-	-	(91)	(134)	(1)	(1)	-	-
Other	-	-	(1)	-	-	-	-	-
	27	25	(151)	(181)	(1)	(1)	(2)	(1)

(1)	Correspond mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services and other services imputed to cost of sales for US$ 60 million and US$ 47 million and infrastructure works contracted to SACDE charged in property, plant and equipment for US$ 91 million and US$ 134 million, of which US$ 19 million and US$ 36 million, correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the six-month periods ended June 30, 2026 and 2025, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations.

Operations for the six-month period	Dividends collection
	2026	2025
Associates and joint ventures
CIESA	-	44
Other related parties
Oldelval	1	-
	1	44

56

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 17: INVESTMENT COMMITMENTS

Development projects in Vaca Muerta

Rincón de Aranda Development – RDA Project

Within the framework of the expansion of projects eligible for the RIGI established by PEN Executive Order No. 105/26 (see Note 2.7.2.3), on March 9, 2026, the Company, through its SPV Pampa Energía S.A. – Sucursal Dedicada Proyecto RDA, submitted an application to opt into the RIGI as a long-term strategic export project, associated with the development of new shale oil wells and the construction of related infrastructure in the Rincón de Aranda block (the “RDA Project”). MECON Resolution No. 1,025/26 approved this application, effective as from June 25, 2026.

The RDA Project consists of the exploitation of the Vaca Muerta formation in the Rincón de Aranda block, which covers a surface area of 237 km². The development contemplates the drilling and completion of a total of 259 horizontal wells with laterals of up to 3,000 meters, distributed across three productive levels. In parallel, a treatment and conditioning plant will be built with a capacity of 45,000 bbl/day of crude oil and 800,000 m³/day of gas, together with the oil and gas pipelines required for the evacuation of production and the final disposal of frac water.

It is worth highlighting that, in line with PEN Executive Order No. 105/26, existing wells are excluded from the scope of the approved RIGI, which only covers the new wells to be drilled by the SPV after the opt-in application submission.

The total estimated investment for the RDA Project amounts to approximately US$ 4,500 million, to be executed through 2041 in accordance with the approved investment plan.

Proyecto UREA

On April 21, 2026, the Company, through its subsidiary FEPASAU, submitted an application to opt into the RIGI for the construction, operation and management of a 6,000-ton/day granulated urea production complex in Bahía Blanca, which will additionally produce ammonia and other fertilizers (the “UREA Project”). The UREA Project will be supplied with gas from Vaca Muerta, aims to produce 2.1 million tons/year of urea as from 2030, and further includes the construction of a desalination plant to supply water to the complex, storage silos and logistics infrastructure at the port of Bahía Blanca, including facilities for loading trucks and vessels for the export market, with a total estimated investment of US$ 2,700 million. The Project will take approximately 41 months to complete and will be undertaken by SACDE and Tecnimont, which will be in charge of the construction, and the engineering and procurement management, respectively, pursuant to the EPC Contract (an acronym for “Engineering, Procurement and Construction”) executed on July 17, 2026.

Likewise, on June 10, 2026, the Company, through its subsidiary FEPASAU, submitted an application to opt into the Strategic Investment Regime of the Province of Buenos Aires for the UREA Project.

57

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 17: (Continuation)

As of the date of these Consolidated Condensed Interim Financial Statements, both applications remain pending approval by the relevant authorities.

It is worth highlighting that on July 17, 2026, the Company’s Board of Directors approved the final investment decision for the Project, marking the Company’s entry into the fertilizer business, fertilizers being a commodity essential to agricultural production and global food security. Likewise, on that same date, the Company’s Board of Directors approved the granting of a guarantee in favor of FEPASAU to secure all of FEPASAU’s payment obligations under the EPC Contract.

The Project’s strategic location enables direct connection with the gas pipelines coming from Vaca Muerta, with one of the country’s main export ports, and with the Company’s thermal power plants and wind farms. Natural gas and electricity, inputs accounting for approximately 70% of the cost structure of urea production, will be supplied mainly by the Company. This reinforces the competitive advantages of the Company’s vertical integration and contributes to the Project’s operating efficiency and profitability.

NOTE 18: INCIDENT AT HINISA

During the period ended June 30, 2026, HINISA recorded U$$ 0.61 million losses corresponding to costs related to the incident arising from the weather event of January 11, 2025, which forced the Nihuil II and III power plants out of service.

In addition, HINISA continued the proceedings with the adjusters appointed by the insurance companies and, as of June 30, 2026, has received advance payments of US$ 3.4 million, recognized under the insurance recovery line item, as reimbursement for the cleaning and remediation expenses necessary to determine the final damages and costs, as well as the loss of profit coverage.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the final cost of the incident and the amount of the insurance proceeds have not yet been assessed by HINISA.

58

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 19: TERMINATION OF HYDROELECTRIC CONCESSIONS

On April 15, 2026, the Province of Mendoza sent a note to HINISA, highlighting that the company has acted diligently in restoring the power plants following the incident caused by the January 11, 2025 weather event, and requesting, as part of the preparation of the tender specifications, further provisions regarding the receivables arising from the incident insurance coverage.

On April 22, 2026, HINISA’s Board of Directors approved the execution of the agreement to assign to Hidroelectricidad Mendocina S.A. (“HEMSA”) (future owner of the assets pursuant to Law No. 9,486 of the Province of Mendoza) HINISA’s contractual position under its insurance policies as regards actual damages, excluding the amounts necessary to cover the works performed and currently under execution by HINISA. On July 16, 2026, the Province of Mendoza served notice of the issuance of Executive Order No. 1,277/26, appointing HEMSA as continuator of the contractual position under these policies. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, this document has not been formalized.

On June 29, 2026, the Province of Mendoza required HINISA to submit various technical, operational, labor and economic information and documentation related to the end of the concession’s transition period, which were timely submitted on July 8 and 22, 2026.

Furthermore, within the framework of the actions for the assets’ reversion, on June 30, 2026, HINISA and HEMSA jointly filed with the SE and CAMMESA the request for the change of ownership to HEMSA of the WEM Agent status corresponding to the Nihuil I, II and III power plants.

Likewise, together with the Ministry of Energy and Environment of the Province of Mendoza, all the necessary measures were implemented to ensure the orderly reversion of the assets and the subsequent safe operation of the plant and, on July 31, 2026, the Assets Reversion Certificate was executed, thus concluding the reversion process.

On July 28, 2026, PEN Executive Order No. 667/26 was issued, approving the National and International Open Call for Tenders, to be jointly conducted with the Province of Mendoza, for the granting of the new hydroelectric generation concession of the Los Nihuiles Complex. In turn, PEN Executive Order No. 1,436/26 of the Province of Mendoza approved the tender specifications, which were submitted to the Federal Government for review under the upcoming call for tenders. The call contemplates the sale of 100% of HEMSA’s shareholding, and HEMSA will assume the operation of the assets until December 31, 2026 or until the new concessionaire takes over.

On the other hand, through SE Resolution No. 145/26, published on June 30, 2026, the transitional operation of the Diamante hydroelectric complex was extended until December 15, 2026, subject to the execution of a new opt-in letter. However, HIDISA did not execute such opt-in letter; therefore, it must continue operating the hydroelectric complex for at least 90 calendar days so that the Federal Government may take the necessary actions to implement the reversion of the assets under concession.

59

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS (Continuation)

For the six-month period ended June 30, 2026, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 20: DOCUMENTATION SAFEKEEPING

In compliance with CNV General Resolution No. 629/14, the Company, infoms having sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A. (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 21: SUBSEQUENT EVENTS

Synthetic rubber production closure process

On July 22, 2026, the Company announced the beginning of the process to close its synthetic rubber production at the PGSM complex. This decision responds to the sharp decline in the local synthetic rubber market, affected by the lower activity in the tire industry, which has rendered the continuity of the business unviable. It is also part of a capital allocation strategy aimed at concentrating investments in those businesses where the Company identifies greater opportunities for growth, value creation and positive impact on the country.

It is worth highlighting that the process is limited exclusively to the synthetic rubber operation, whereas the rest of PGSM’s operations will continue running normally; consequently, it would affect approximately 130 out of 500 employees working at the complex. However, as part of the support measures, the Company will consider offering employment opportunities in other projects and at affiliated companies.

60